Exhibit 99.1

HONGLI GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
ASSETS	(Unaudited)
Current assets:
Cash and cash equivalents	$930,419	$775,686
Restricted cash	-	39,983
Accounts receivable	6,411,049	6,013,536
Notes receivable	1,882,903	236,654
Inventories, net	2,318,144	2,349,705
Due from related parties - officers	-	342,053
Prepaid expense and other current assets	452,612	1,059,275
Total current assets	11,995,127	10,816,892
Non-current assets
Property, plant and equipment, net	10,771,835	10,752,745
Prepayment for purchase of Yingxuan Assets	5,362,676	5,207,346
Intangible assets, net	4,502,141	4,659,569
Finance lease right-of-use assets, net	57,786	681,845
Deferred tax assets	8,087	10,273
TOTAL ASSETS	$32,697,652	$32,128,670

LIABILITIES
Current liabilities
Short-term loans	$6,613,276	$5,726,841
Accounts payable	1,279,390	1,379,161
Due to related parties	631	-
Income tax payable	17,961	36,708
Finance lease obligation, current	1,141	45,300
Accrued expenses and other payables	420,508	495,032
Total current liabilities	8,332,907	7,683,042

Long-term loans	3,677,777	3,338,075
TOTAL LIABILITIES	12,010,684	11,021,117

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 13,438,750 and 12,238,750 shares issued and outstanding as of June 30, 2024, and December 31, 2023, respectively	1,344	1,224
Additional paid-in capital	10,004,556	8,036,676
Statutory reserve	370,683	370,683
Retained earnings	11,703,357	13,605,705
Accumulated other comprehensive loss	(1,392,972)	(906,735)
TOTAL SHAREHOLDERS’ EQUITY	20,686,968	21,107,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,697,652	$32,128,670

HONGLI GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30,

	2024	2023
Revenues, net	$6,962,241	$8,915,111
Cost of revenues	4,659,769	5,869,310
Gross Profit	2,302,472	3,045,801

Operating expenses:
Selling, general and administrative expenses	3,996,714	2,260,806
Total operating expenses	3,996,714	2,260,806

(Loss) income from operations	(1,694,242)	784,995

Other income (expense)
Other income	127,373	445,148
Interest and financing income and (expenses), net	(216,131)	(327,128)
Other gain (loss) and (expenses), net	(107,826)	(41,070)
Total other (expenses) income, net	(196,584)	76,950
(Loss) income before income taxes	(1,890,826)	861,945
Income tax expense	11,522	65,591
Net (loss) income	$(1,902,348)	$796,354

Comprehensive income (loss)
Net (loss) income	$(1,902,348)	$796,354
Other comprehensive income (loss)
Foreign currency translation adjustment	(486,237)	(1,115,176)
Comprehensive loss	$(2,388,585)	$(318,822)

(Net loss) earnings per share
Basic and diluted	$(0.15)	$0.07

Weighted average common shares outstanding
Basic and diluted	12,607,981	11,150,898

HONGLI GROUP INC.

UNAUDITIED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Ordinary Shares
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total equity

Balance, December 31, 2023	12,238,750	$1,224	$8,036,676	$370,683	$13,605,705	$(906,735)	$21,107,553
Share-based compensation	1,200,000	120	1,967,880				1,968,000
Net loss for the six months	-	-	-	-	(1,902,348)	-	(1,902,348)
Foreign currency translation adjustment	-	-	-	-	-	(486,237)	(486,237)
Balance, June 30, 2024 (Unaudited)	13,438,750	$1,344	$10,004,556	$370,683	$11,703,357	$(1,392,972)	$20,686,968

	Ordinary Shares
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total equity

Balance, December 31, 2022	10,000,000	$1,000	$609,601	$370,683	$12,740,983	$(247,574)	$13,474,693
Initial public offering - March 31, 2023	2,062,500	206	8,249,794	-	-	-	8,250,000
Initial public offering costs	-	-	(1,967,388)	-	-	-	(1,967,388)
Underwriter’s option exercised - May 2, 2023	309,375	31	1,237,469	-	-	-	1,237,500
Exercise costs	-	-	(92,813)	-	-	-	(92,813)
Net income for the six months	-	-	-	-	796,354	-	796,354
Foreign currency translation adjustment	-	-	-	-	-	(1,115,176)	(1,115,176)
Balance, June 30, 2023 (Unaudited)	12,371,875	$1,237	$8,036,663	$370,683	$13,537,337	$(1,362,750)	$20,583,170

HONGLI GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023

Cash flows from operating activities
Net (loss) income	$(1,902,348)	$796,354
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	427,005	508,428
Allowance for current expected credit losses	48,833	66,277
Write off of construction costs	28,767	-
Amortization of operating lease right-of-use assets	11,583	22,793
Amortization of intangible assets - land use rights	50,521	-
Loss (gain) on disposals of property and equipment	76,901	(345,519)
Share-based compensation	1,968,000	-
Deferred tax provision	1,964	-
Changes in operating assets and liabilities:
Accounts receivable	(588,655)	554,182
Notes receivable	(1,663,623)	(377,266)
Inventories	(22,695)	(330,635)
Prepaid expense and other current assets	502,043	(233,634)
Other non-current assets	-	2,166
Due (from) to related parties	(31,246)	3,210
Accounts payable	(77,259)	(1,340,227)
Accrued expenses and other payables	(30,113)	(292,690)
Income tax payable	(18,031)	(75,543)
Net cash used in operating activities	(1,218,353)	(1,042,104)

Cash flows from investing activities
Purchase of property and equipment	(109,325)	(173,181)
Prepayments for purchase of Yingxuan Assets	(277,196)	-
Short-term investment	-	(274,344)
Proceeds from sale of property and equipment	2,772	750,837
Net cash (used in) provided by investing activities	(383,749)	303,312

Cash flows from financing activities
Payments for financing liabilities	(33,264)	(194,002)
Payments for finance leases	(43,949)	(208,115)
Advances from related parties	1,406,772	949,099
Repayments to related parties	(1,038,298)	(542,906)
Borrowings from short term loans	2,773,281	1,842,440
Repayments of short term loans	(1,719,935)	(3,674,772)
Borrowings from long term loans	415,795	4,727,388
Repayments of long term loans	(23,958)	(11,408,398)
Proceeds from initial public offering	-	9,487,500
Disbursements for initial public offering costs	-	(1,343,572)
Net cash provided by (used in) financing activities	1,736,444	(365,338)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(19,592)	(143,163)

Net change in cash, cash equivalents and restricted cash	114,750	(1,247,293)
Cash, cash equivalents and restricted cash, beginning of the period	815,669	2,114,039
Cash, cash equivalents and restricted cash, end of the period	$930,419	$866,746
Reconciliation of cash, cash equivalents and restricted cash, beginning of the period
Cash, cash equivalents	$775,686	$2,085,033
Restricted cash	39,983	29,006
Cash, cash equivalents and restricted cash, beginning of the period	$815,669	$2,114,039

Reconciliation of cash, cash equivalents and restricted cash, end of the period
Cash, cash equivalents	$930,419	$678,770
Restricted cash	-	187,976
Cash, cash equivalents and restricted cash, beginning of the period	$930,419	$866,746

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$304,769	$409,431
Cash paid for income taxes	$27,589	$330,693

Non-cash investing and financing activities
Right-of-use assets transferred to property and equipment upon exercise of purchase option	$645,402	$482,062
Prepayments applied to property and equipment acquired	$83,833	-
Security deposits applied to lease payments	$-	$33,583

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